November 15, 2017

VIA EDGAR

Re:	Gates Industrial Corporation plc
Draft Registration Statement on Form S-1
Submitted October 6, 2017
CIK No. 0001718512

Caleb French, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. French:

On behalf of Gates Industrial Corporation plc (“Gates”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Draft Registration Statement relating to the offering of its ordinary shares, marked to show changes from the Draft Registration Statement confidentially submitted on October 6, 2017. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 2, 2017, regarding the Draft Registration Statement. To assist your review, we have

Gates Industrial Corporation plc	-2-	November 15, 2017

retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Gates.

Gates Overview, page 1

1.	Revise your prospectus summary to highlight your leveraged financial position and compare your current disclosure regarding 2016 net sales to those generated in 2014 and 2015.

Gates has added disclosure on page 1 to discuss its leveraged financial position and to include comparative net sales disclosure. Gates respectfully notes that the disclosure was revised to focus on comparisons between Fiscal Year 2016 and Fiscal Year 2015 and the nine month periods ended September 30, 2017 and 2016, as Gates believes the more recent periods provide the most meaningful information to investors.

2.	We refer to the graphic at the bottom of page 1. Tell us how presentation of the Adjusted EBITDA Margin financial metric considers the prominence guidance from Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on non-GAAP Financial Measures. Provide a similar response with respect to the disclosure under the heading Strong Margins and Free Cash Flow on page 9.

Gates has revised the disclosure on page 1 to disclose the most directly comparable U.S. GAAP financial measure, net income, with equal or greater prominence to Adjusted EBITDA Margin in accordance with Item 10(e)(1)(i)(A) and Question 102.10 of the Compliance and Disclosure Interpretations on non-GAAP Financial Measures. In addition, Gates has removed references to Adjusted EBITDA Margin and Free Cash Flow previously included on page 9.

Product and Catalog Coverage of Application-Critical Components, page 7

3.	Revise to clarify what you mean by “market-leading car parc coverage of 99%” in the first full sentence on page 8.

Gates has revised the disclosure on page 8 to clarify the meaning of “car parc coverage.” Gates respectfully advises the Staff that Gates has synchronous and Micro-V® belts that fit 99% of the light vehicles in operation (“car parc”) across the North American, European and Chinese markets. As each synchronous and Micro-V® belt is linked to a specific vehicle, each of which is logged within a recognized third party database, Gates is able to pull data to support its coverage in the respective markets.

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Our Organizational Structure, page 11

4.	We see that you will reorganize prior to the closing of the offering such that Gates Industrial Corporation plc will indirectly own all equity interests in Omaha Topco. Please clarify your disclosure to explain how you will account for the reorganization.

Gates has added disclosure on pages ii and 11 to clarify that the reorganization will be accounted for as a transaction between entities under common control and the net assets will be recorded at the historical cost basis when the entities are contributed into Gates Industrial Corporation plc in accordance with ASC 805-50.

U.S. investors may have difficulty . . ., page 45

5.	Please file the consent of counsel referenced here.

Gates has revised the disclosure on page 47 to remove the reference to its English counsel. Gates respectfully advises the Staff that the consent of Simpson Thacher & Bartlett LLP, its English counsel, will be included as part of its opinion, a form of which will be filed in a pre-effective amendment. Gates respectfully advises the Staff that it will file all required exhibits in one or more future pre-effective amendments. Gates understands that the Staff requires a reasonable amount of time for review.

Dilution, page 55

6.	Please revise the last table on this page to disclose how the numbers and percentages may change upon exercise of outstanding options.

Gates has added a table on page 58 to disclose the numbers and percentages included in the table referenced by the Staff if all of the outstanding options were exercised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 59

Income Tax (Expense) Benefit, pages 69 and 76

7.	Expand to describe the underlying reasons for the income tax benefit recorded in 2015. Please also revise the disclosure to describe and quantify the reasons for changes in the effective income tax rate from period to period.

Gates has revised the disclosure on page 71 and 79 to describe the underlying reasons for the income tax benefit recorded in 2015 and describe and quantify the reasons for changes in the effective income tax rate from period to period.

Gates Industrial Corporation plc	-4-	November 15, 2017

Critical Accounting Estimates and Judgments, Share-Based Compensation, page 95

8.	Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

Gates acknowledges the Staff’s comment and respectfully advises the Staff that as soon as Gates is in a position to provide a preliminary estimated offering price range, Gates expects to provide a supplemental analysis to bridge the estimated grant-date fair value of its shares during the past twelve months with the anticipated IPO price if there is a significant difference between the valuation implied by the midpoint of the estimated offering price range and the grant-date fair values.

Shareholders Agreement, page 147

9.	Please revise to describe the material terms of this agreement and the material interests of each related party.

Gates has revised the disclosure on page 154 to describe the material terms of the shareholders agreement, including the material interests of each related party.

Transaction and Monitoring Fee and Support and Services Agreements, page 147

10.	The reference to “in addition” in the second paragraph here implies that the referenced engagement of BMP is not covered by the agreement mentioned in the first paragraph. If that is not correct, please revise to eliminate that implication. Please also clarify why you intend to file merely a “form of” this agreement, given the disclosure regarding when the parties executed the agreement.

Gates has revised the disclosure on page 155 to clarify that the engagement of Blackstone Management Partners L.L.C. (“BMP”) referenced in the second paragraph under “Transaction and Monitoring Fee and Support and Services Agreements” is covered by the transaction and monitoring fee agreement mentioned in the first paragraph.

Gates has also revised the disclosure on page 155 to indicate that, in connection with its initial public offering, it will amend and restate the transaction and monitoring fee agreement. Gates respectfully advises the Staff that the form of such amended and restated transaction and monitoring fee agreement will be filed in a pre-effective amendment.

11.	Please revise to quantify the amounts referenced in the fourth paragraph of this section.

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Gates has revised the disclosure on page 155 to clarify that the amended and restated transaction and monitoring fee agreement will terminate no later than the second anniversary of the closing date of the initial public offering. Gates respectfully advises the Staff that, as described in the second paragraph under “Transaction and Monitoring Fee and Support and Services Agreements”, the monitoring fee payable under the transaction and monitoring fee agreement is equal to 1% of the covenant EBITDA measure calculated in accordance with Gates’ senior secured credit facilities and as such cannot be further quantified for future periods.

12.	Disclose the duration of the agreement referenced in the last paragraph of this page.

Gates has revised the disclosure on page 155 to disclose the duration of the support and services agreement.

Commercial Transactions . . ., page 148

13.	We note the disclosure that the referenced transactions or arrangements have not been and are not expected to be material to you. Please revise to clarify the material interests of any related party.

Gates has revised the disclosure on page 155 and respectfully advises the Staff that it has disclosed all relevant transactions or arrangements in which the amount involved exceeds $120,000 and any related person had or will have a direct or indirect material interest.

Omaha Topco Ltd. Consolidated Financial Statements

Note 2. Significant Accounting Polices

E. Net Sales, page F-15

14.	In order to provide a better understanding of your revenue policies, please expand to describe how you apply each of the four general revenue recognition criteria cited in your disclosure. For example, describe what you consider to be persuasive evidence of a sales arrangement, when title passes and when delivery is deemed to have occurred. In addition, revise to describe any material multiple element arrangements as discussed on page 91, including the nature of the elements identified and how you determine the amount of consideration to allocate to each element.

Gates has revised the disclosure on pages 93 and F-15 to clarify that persuasive evidence of a sales agreement is typically in the form of a written sale or purchase agreement approved by both parties and that delivery of the goods generally occurs upon passage of title which, depending on the arrangement with the customer, is typically upon release of the goods from the physical control of Gates or upon receipt of the goods by the customer and, where there are contractual

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acceptance provisions, when the customer has accepted the goods (or the right to reject them has lapsed).

Gates respectfully advises the Staff that it does not have any material multiple element arrangements. Gates’ multiple elements disclosure was primarily included for completeness and to cover any potential future multiple element arrangements.

Signatures, page II-5

15.	Please include the signature of the registrant’s authorized representative in the United States.

Gates has revised page II-5 to indicate that David H. Naemura is expected to serve as its authorized representative in the United States. Mr. Naemura’s signature will be included when the registration statement is first filed.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

  Amanda Ravitz

  Geoff Kruczek

  Kristin Lochhead

Gates Industrial Corporation plc

  Jamey S. Seely

  David H. Naemura